

July 18, 2011

Via E-mail
Mr. Rishi Varma
Vice President and General Counsel
TPC Group LLC
5151 San Felipe, Suite 800
Houston, TX 77056

> **Re: TPC Group LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 1, 2011**
> **File No. 333-173804**

Dear Mr. Varma:

We have reviewed your registration statement and have the following comments.

General

1. We note the acknowledgments of the company provided at the end of the response letter. Please note that, prior to effectiveness of the registration statement, these acknowledgments will need to be signed by the company.

Supplemental Letter

2. Please revise your supplemental letter to include the following representations:

   - The company represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to original notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the company or an affiliate of the company to distribute the exchange notes.

   - The company will make each person participating in the Exchange Offer aware that any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such original notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

>With respect to the second representation, we note you already make a similar representation in your supplemental letter. However, you reference "exchange notes for its own account" rather than "original notes acquired for its own account."

Prospectus Cover Page

3. We note your response to comment five of our letter dated May 25, 2011. In your added disclosure on the prospectus cover page, please remove the phrase, "for its own account," from the first representation.

The Exchange Offer, page 37

Conditions to the Exchange Offer, page 44

4. We note your response to comment 15 of our letter dated May 25, 2011. We further note the language that you will still "determine" whether conditions to the exchange offer have been not been satisfied. Please revise your disclosure to include an objective standard for the determination of whether a condition has been satisfied.

Management's Discussion and Analysis . . . , page 51

Recent Developments, page 52

5. Please revise your disclosures regarding your refurbishment of the first dehydrogenation unit and potentially the second dehydrogenation unit to explain to investors why you decided to allocate resources to this project on February 4, 2011, after writing the assets off in the fourth quarter of fiscal year 2009 because, in part, you were unable to locate the resources to make the necessary investment. Please refer to the explanation you provided to us in your response to comment 38 in our letter dated May 25, 2011.

Corporate Governance, page 113

Affirmative Determinations Regarding Director Independence, page 116

6. We note you reference director nominees to be elected at TPC Group Inc.'s annual meeting. We further note that the annual meeting took place on June 8, 2011. Please amend your registration statement to reflect the results of the annual meeting.

Executive Compensation, page 120

Compensation Discussion and Analysis, page 120

Elements of Compensation for Named Executive Officers, page 125

Annual Incentives, page 127

7. We note your reference to individual objectives that include both quantitative financial measurements and qualitative strategic and operational considerations. Please revise this section to disclose each of the individual objectives for each of the executive officers. Please also disclose how actual results compared to the objectives. If you believe that disclosure of these objectives is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Furthermore, to the extent that you have a sufficient basis to keep the information confidential, expand your disclosure to discuss how difficult or how likely it would be for the named executive officers to achieve the undisclosed objectives.

Executive Perquisites, page 132

8. You state that you provide club membership reimbursement for one of the named executive officers and reimbursement for a company car and associated expenses for one of the named executive officers. Please disclose which executive officers receive these perquisites. Please also disclose why these perquisites are only provided to one of the named executive officers. In your discussion, please be sure to discuss how providing these perquisites to one named executive officer aligns with your compensation objectives.

Description of Exchange Notes, page 153

Certain Covenants, page 167

Future Guarantors, page 181

9. We note your response to comment 28 of our letter dated May 25, 2011, but we cannot accept your "no-sale" theory. We note that you are relying on the accommodation created by the Exxon-Capital no-action letter and its progeny. That accommodation is construed narrowly, and it does not countenance a "no-sale" theory for guarantees issued by guarantors as the offer and sale of the notes and related guarantees are deemed to be a single distribution of securities. Pursuant to the accommodation, you must identify all of the guarantors in your registration statement, naming them as co-registrants. If, in the future, there are additional guarantors, you must register the offer and sale of their

guarantees on a new registration statement. Please see Question 210.01 of our Securities Act Rules Compliance and Disclosure Interpretations, which are available on our website.

TPC Group LLC Financial Statements, page F-1

Note E – Debt, page F-9

1. 8 ¼% Senior Secured Notes, page F-9

10. Please include the disclosures required by paragraphs (f) and (i)(8) of Rule 3-10 of Regulation S-X.

Note C – Significant Accounting Policies, page F-28

5. Inventories, page F-29

11. We note the additional disclosures you provided in response to comment 34 in our letter dated May 25, 2011. Please revise your disclosures to clarify that these exchanges do not impact the consolidated statements of operations and comprehensive income, as they are recognized at the carrying amount. Please refer to ASC 845-10-30-15 – 30-16 for guidance.

12. Revenue Recognition, page F-31

12. We note your response to comment 36 in our letter dated May 25, 2011. Specifically, we note that you recognize the amount you are contractually allowed to bill prior to the completion of the revenue recognition process as accounts receivable with an offsetting adjustment to deferred revenue. It remains unclear how you determined that the recognition of the asset and a liability without the exchange of cash and/or completion of the revenue recognition process is in accordance with US GAAP. Please provide us with the specific reference to the accounting literature that supports your accounting.

Note F – Debt, page F-38

1. 8 ¼% Senior Secured Notes, page F-39

13. We note your response to comment 40 in our letter dated May 25, 2011. It is unclear to us how you determined that you are not required to provide condensed consolidating financial data in accordance with paragraph (f)(4) of Rule 3-10 of Regulation S-X. While we understand that the guarantor subsidiaries, as a group, are minor, Note 2 to paragraph (f) of Rule 3-10 of Regulation S-X appears to allow for the exclusion of the column for the other, non-guarantor subsidiaries when those subsidiaries meet the definition of being

minor. As such, please revise your disclosures to include the condensed consolidating financial information as described in paragraph (f)(4) of Rule 3-10 of Regulation S-X.

Note O – Segment Information, page F-60

14. We note your response to comment 45 of our letter dated May 25, 2011. Specifically, we note that you allocate resources to major capital projects based on the projected returns of those projections. Please tell us if the majority of your capital projections can be specifically identified with one of your operating segments. Please also tell us the number of capital projections in which you are monitoring the returns for purposes of allocating resources and what each of the capital projects represents. In this regard, ASC 280-10-50-1 notes that an operating segment is a component for which its operating results are reviewed for purposes of allocating resources in addition to evaluating performance. As such, it is unclear how you were able to identify your operating segments as being C4 Processing and Performance Products if this is not the level at which you are allocating your resources. Please advise.

You may contact Tracey Houser at (202) 551-3736 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Pamela Long
Assistant Director

cc: Via E-mail
        M. Breen Haire
        Baker Botts L.L.P.